Exhibit 12
RATIOS OF EARNINGS TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
December 31, 2008

	Years Ended December 31,
	2008	2007	2006	2005	2004
EARNINGS:
Adjusted (loss) earnings from continuing operations before income taxes	$(4,107)	$4,168	$3,528	$4,351	$3,032
Add fixed charges (see below)	458	536	498	593	537

Adjusted (loss) earnings	$(3,649)	$4,704	$4,026	$4,944	$3,569

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS:
Gross interest expense	$430	$512	$479	$574	$512
Estimated interest component of operating lease payments	28	24	19	19	25

Fixed charges	458	536	498	593	537
Preferred stock requirements, pre-tax	14	15	15	15	14

Combined fixed charges and preferred stock dividends	$472	$551	$513	$608	$551

Ratio of earnings to fixed charges	N/A	8.78	8.08	8.34	6.65
Ratio of earnings to combined fixed charges and preferred stock dividends	N/A	8.54	7.85	8.13	6.48
Insufficiency of earnings to cover fixed charges	$4,107	N/A	N/A	N/A	N/A
Insufficiency of earnings to cover combined fixed charges and preferred stock dividends	$4,121	N/A	N/A	N/A	N/A